EXHIBIT 11

ESTERLINE TECHNOLOGIES CORPORATION
Computation of Basic and Diluted Earnings Per Common Share
For the Three and Nine Months Ended July 31, 2000 and 1999
(Unaudited)
(In thousands, except per share amounts)

	Three Months Ended July 31,		Nine Months Ended July 31,
	2000	1999	2000	1999
Basic
Net Earnings	$ 9,694	$ 5,952	$21,457	$18,151
Weighted Average Number of Common Shares Outstanding	17,376	17,342	17,362	17,336
Net Earnings per Common Share - Basic	$ .56	$ .34	$ 1.24	$ 1.05
Diluted
Net Earnings	$ 9,694	$ 5,952	$21,457	$18,151
Weighted Average Number of Common Share Outstanding	17,376	17,342	17,362	17,336
Net Shares Assumed to be Issued for Stock Options	264	283	214	332
Weighted Average Number of Common Shares and Common Equivalent Shares Outstanding	17,640	17,625	17,576	17,668
Net Earnings per Common Share - Diluted	$ .55	$ .34	$ 1.22	$ 1.03